UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 11)*

                                PHOTRONICS, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 Par Value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    719405102
 -------------------------------------------------------------------------------
                                  (CUSIP Number)

                                  June 11, 2012
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[X] RULE 13D-1(B)

[ ] RULE 13D-1(C)

[ ] RULE 13D-1(D)

     *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES
OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS
OF THE ACT (HOWEVER, SEE THE NOTES).


                                 Page 1 of 11 Pages

CUSIP NO. 719405102
          ---------

- --------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bay Resource Partners, L.P.
- --------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]

(b) [ ]

- --------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- --------------------------------------------------------------------------
                           5    SOLE VOTING POWER

           NUMBER OF                 NONE
            SHARES
          BENEFICIALLY     -------------------------------------------------
           OWNED BY        6    SHARED VOTING POWER
             EACH
           REPORTING                738,800
            PERSON         -------------------------------------------------
             WITH          7    SOLE DISPOSITIVE POWER

                                     NONE
                           -------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                    738,800
- --------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    738,800
- --------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

- --------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   1.2%

- --------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             PN
- --------------------------------------------------------------------------

                                Page 2 of 11 Pages

CUSIP NO. 719405102
          ---------

- --------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bay II Resource Partners, L.P.
- --------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]

(b) [ ]


- --------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- --------------------------------------------------------------------------
                           5    SOLE VOTING POWER

           NUMBER OF                NONE
            SHARES
          BENEFICIALLY     -------------------------------------------------
           OWNED BY        6    SHARED VOTING POWER
             EACH
           REPORTING                 808,600
            PERSON         -------------------------------------------------
             WITH          7    SOLE DISPOSITIVE POWER

                                     NONE
                           -------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                     808,600
- --------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     808,600
- --------------------------------------------------------------------------

  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

- --------------------------------------------------------------------------
  11    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9   1.3%

- --------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             PN
- --------------------------------------------------------------------------

                                Page 3 of 11 Pages

CUSIP NO. 719405102
          ---------

- --------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Bay Resource Partners Offshore Master Fund, L.P.
- --------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]

(b) [ ]

- --------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
- --------------------------------------------------------------------------
                           5    SOLE VOTING POWER

           NUMBER OF                NONE
            SHARES
          BENEFICIALLY     -------------------------------------------------
           OWNED BY        6    SHARED VOTING POWER
             EACH
           REPORTING               1,532,996
            PERSON         -------------------------------------------------
             WITH          7    SOLE DISPOSITIVE POWER

                                    NONE
                           -------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                   1,532,996
- --------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,532,996
- --------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

- --------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    2.5%

- --------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             PN
- --------------------------------------------------------------------------

                                Page 4 of 11 Pages

CUSIP NO. 719405102
          ---------

- --------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         GMT Exploration Company LLC
- --------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]

(b) [ ]

- --------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
- --------------------------------------------------------------------------
                           5    SOLE VOTING POWER

           NUMBER OF                NONE
            SHARES
          BENEFICIALLY     -------------------------------------------------
           OWNED BY        6    SHARED VOTING POWER
             EACH
           REPORTING                 21,400
            PERSON         -------------------------------------------------
             WITH          7    SOLE DISPOSITIVE POWER

                                    NONE
                           -------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                      21,400
- --------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      21,400
- --------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

- --------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   0.04%

- --------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             OO

- --------------------------------------------------------------------------

                                Page 5 of 11 Pages

CUSIP NO. 719405102
          ---------

- --------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         GMT Capital Corp.
- --------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]

(b) [ ]

- --------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Georgia
- --------------------------------------------------------------------------
                           5    SOLE VOTING POWER

           NUMBER OF                NONE
            SHARES
          BENEFICIALLY     -------------------------------------------------
           OWNED BY        6    SHARED VOTING POWER
             EACH
           REPORTING                 3,119,096
            PERSON         -------------------------------------------------
             WITH          7    SOLE DISPOSITIVE POWER

                                    NONE
                           -------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                     3,119,096
- --------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     3,119,096
- --------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

- --------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   5.2%

- --------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IA

- --------------------------------------------------------------------------

                                Page 6 of 11 Pages

CUSIP NO. 719405102
          ---------

- --------------------------------------------------------------------------
  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Thomas E. Claugus
- --------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]

(b) [ ]

- --------------------------------------------------------------------------
  3      SEC USE ONLY

- --------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
- --------------------------------------------------------------------------
                           5    SOLE VOTING POWER

           NUMBER OF                 112,600
            SHARES
          BENEFICIALLY     -------------------------------------------------
           OWNED BY        6    SHARED VOTING POWER
             EACH
           REPORTING                 3,140,496
            PERSON         -------------------------------------------------
             WITH          7    SOLE DISPOSITIVE POWER

                                     112,600
                           -------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                    3,140,496
- --------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,253,096
- --------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
- --------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   5.4%

- --------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN
- --------------------------------------------------------------------------

                                Page 7 of 11 Pages

ITEM 1(A)         NAME OF ISSUER:
                  PHOTRONICS, INC.

ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  15 Secor Road
                  Brookfield, CT 06804

ITEM 2(a)         NAME OF PERSON FILING:

                  (i) Bay Resource Partners, L.P. (Bay), with respect to
                      shares of Common Stock directly owned by it.

                 (ii) Bay II Resource Partners, L.P. (Bay II), with
                      respect to shares of Common Stock directly owned by it.

                (iii) Bay Resource Partners Offshore Master Fund, L.P. (Offshore
                      Fund) with respect to shares of Common Stock directly owned by it, as the successor to Bay Resource Partners Offshore Fund, Ltd.

                 (iv) GMT Exploration Company LLC (GMT Exploration) with
                      respect to shares of Common Stock directly owned by it.

                  (v) GMT Capital Corp. (GMT Capital) with respect to
                      shares of Common Stock beneficially owned by it.

                 (vi) Thomas E. Claugus, (Mr. Claugus), with respect to the shares of Common Stock directly owned by him and directly owned by each of Bay, Bay II, the Offshore Fund, GMT Capital separate client accounts and GMT Exploration.

                      The foregoing persons are hereinafter sometimes
                 collectively referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and believe after making inquiry to the appropriate party.

ITEM 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:
                 The address of the business office of each of the Reporting Persons is 2300 Windy Ridge Parkway, Ste. 550 South, Atlanta, GA 30339

ITEM 2(c)        CITIZENSHIP:

                 Bay and Bay II are limited partnerships organized under the laws of the State of Delaware. The Offshore Fund is an exempted limited partnership organized under the laws of the Cayman Islands. GMT Exploration is a Delaware limited liability company. GMT Capital is a Georgia corporation. Mr. Claugus is a United States citizen.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:
                  Common Stock, $0.01 par value

ITEM 2(e)         CUSIP NUMBER:
                  719405102

                                Page 8 of 11 Pages

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR SS.
                  240.13d-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act
                (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e) [X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP:
        This Amendment No. 11 (Amendment No. 11) amends and supplements Amendment No. 10 to Schedule 13G filed with the Securities and Exchange Commission (SEC) on March 22, 2012, which amended and supplemented Amendment No. 9 to Schedule 13G filed with the SEC on February 21, 2012, which amended and supplemented Amendment No. 8 to Schedule 13G filed with the SEC on June 15, 2011, which amended and supplemented Amendment No. 7 to Schedule 13G filed with the SEC on April 5, 2011, which amended and supplemented Amendment No. 6 to Schedule 13G filed with the SEC on
        July 23, 2010, which amended and supplemented Amendment No. 5 to Schedule 13G filed with the SEC on May 26, 2010, which amended and supplemented Amendment No. 4 to Schedule 13G filed with the SEC on December 23, 2009, which amended and supplemented Amendment No. 3 to Schedule 13G filed with the SEC on December 2, 2009, which amended and supplemented Amendment No. 2 to Schedule 13G filed with the SEC on November 12, 2009, which amended and supplemented Amendment No. 1 to Schedule 13G filed with the SEC on October 30, 2009, which amended and supplemented the Schedule 13G originally filed with the SEC on October 14, 2009 by the Reporting Persons. This Statement is being filed with respect to an aggregate of 3,253,096 shares of Common Stock, resulting in beneficial ownership of Common Stock as follows:

                               Page 9 of 11 Pages

        1. Bay Resource Partners, L.P.,
           (a) Amount Beneficially owned: 738,800
           (b) Percent of Class: 1.2%
               The percentages used herein and in the rest of Item 4 are calculated based on 60,391,283 shares of Common Stock outstanding as of June 1, 2012, as disclosed in the Issuer's Quarterly Report (10-Q) for the quarterly period ended April 29, 2012, filed with the SEC on June 6, 2012.
           (c) (i)  Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 738,800
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 738,800

        2. Bay II Resource Partners, L.P.
           (a) Amount Beneficially owned: 808,600
           (b) Percent of Class: 1.3%
           (c) (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 808,600
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 808,600

        3. Bay Resource Partners Offshore Master Fund, L.P.
           (a) Amount Beneficially owned: 1,532,996
           (b) Percent of Class: 2.5%
           (c) (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 1,532,996
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 1,532,996

        4. GMT Exploration Company LLC
           (a) Amount Beneficially owned: 21,400
           (b) Percent of Class: 0.04%
           (c) (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 21,400
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 21,400

        5. GMT Capital Corp.
           (a) Amount Beneficially owned: 3,119,096
           (b) Percent of Class: 5.2%
           (c) (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 3,119,096
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 3,119,096

        6. Thomas E. Claugus
           (a) Amount Beneficially owned: 3,253,096
           (b) Percent of Class: 5.4%
           (c) (i) Sole power to vote or direct the vote: 112,600
              (ii) Shared power to vote or direct the vote: 3,140,496
             (iii) Sole power to dispose or direct the disposition: 112,600
              (iv) Shared power to dispose or direct the disposition: 3,140,496

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. N/A

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

                               Page 10 of 11 Pages

                GMT Capital, the general partner of Bay and Bay II, has the power to direct the affairs of Bay and Bay II, including the voting and disposition of shares. As the discretionary investment manager of the Offshore Fund and certain other accounts, GMT Capital has power to direct the voting and disposition of shares held by the Offshore Fund and such accounts. Mr. Claugus is the President of GMT Capital and in that capacity directs the operations of each of Bay and Bay II and the voting and disposition of shares held by the Offshore Fund and separate client accounts managed by GMT Capital. Mr. Claugus is the Chief Executive Officer of GMT Exploration and as such has the power to direct the affairs of GMT Exploration, including the voting and disposition of shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR
        CONTROL PERSON.                  N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                  See Item 2.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.
                  N/A


ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a11.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

June 13, 2012                                  /s/ Thomas E. Claugus
                                              ----------------------------------
                                              Thomas E. Claugus, for himself
                                              and as CEO of GMT Exploration
                                              Company LLC and as President of
                                              GMT Capital Corp., for itself and
                                              as the general partner of (i) Bay
                                              Resource Partners, L.P. and (ii)
                                              Bay II Resource Partners, L.P.,
                                              and as the investment manager
                                              of (iii) Bay Resource Partners
                                              Offshore Master Fund, L.P. and
                                              (iv) certain other accounts

                               Page 11 of 11 Pages